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                      VocalTec Receives Nasdaq Notification


HERZLIA, Israel, March 4, 2005 - VocalTec Communications Ltd. (NASDAQ:VOCL) ("VocalTec") announced today that following its receipt of a notice from the Nasdaq Stock Market of its non compliance with the $10 million minimum stockholders' equity requirement for continued listing on the Nasdaq National Market, VocalTec has submitted to Nasdaq a plan to achieve and sustain compliance with all Nasdaq National Market listing requirements, including the minimum stockholders' equity standard. If Nasdaq does not accept the plan, it may issue a delisting notice and in such event the company will consider other alternatives, including listing on the Nasdaq Small Cap Market.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(TM) Product offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

Learn more about our products and solutions at www.vocaltec.com.
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NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such

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obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
 (Israel) +972-9-9707885
carmen@vocaltec.com